Exhibit 99

Yuval Ruhama CFO Metalink Ltd. Tel: 972-9-9605395 Fax: 972-9-9605544 yuvalr@metalinkbb.com	Mor Abraham Marketing Communications Manager Metalink Ltd. Tel: 972-9-9605406 Fax: 972-9-9605544 amor@metalinkbb.com

Metalink Reports Fourth Quarter and Annual Results
for 2005

Yakum, Israel, January 31, 2006 - Metalink Ltd. (NASDAQ:  MTLK), a global provider and developer of high performance wireless and wireline broadband communication silicon solutions, today announced results for the fourth quarter and year ended December 31, 2005.

Revenues for the fourth quarter were $4.4 million, an increase of 8% compared to $4.1 million for the third quarter of 2005, representing the Company’s second consecutive quarter of increased sales. Revenues for the comparable quarter of 2004 were $5.7 million. Net loss for the fourth quarter of 2005 improved by 17% to $2.9 million, or $(0.15) per share compared to the third quarter of 2005, representing the Company’s third consecutive quarter of reduced net loss. Net loss for the comparable quarter of 2004 was $3.7 million, or $(0.19) per share.

For 2005, revenues were $14.5 million compared to $22.1 million for 2004.  Net loss for the year was $16.3 million, or $(0.84) per share, compared to net loss of $12.9 million, or $(0.68) per share for 2004.

Metalink’s cash, cash equivalents, short and long-term investments at the end of 2005 were $37.9 million, compared to $38.7 million at the end of the third quarter of 2005.

Commenting on the results, Metalink’s Chairman and CEO, Tzvika Shukhman, said, “We are pleased with the progress we have made during the last quarter in implementing our strategic transition plan. This plan includes a focus on maximizing our cash stream from DSL operations while further bolstering our positioning for addressing the emerging market of multiple HDTV streaming over Wi-Fi networks.”

“Toward this goal, during the quarter we continued to increase our VDSL revenues while maintaining steady sales of our symmetric DSL products.  Specifically, in Korea our revenues continued to increase, reflecting the acceleration of VDSL deployment by the major operators in response to intensifying competition in the broadband access market.  At the same time, in Japan our customers have been selected by major operators to provide symmetric 100Mbps VDSL systems, and expect to commence deployment during 2006. We are satisfied with the continued improvement in our DSL business in all financial metrics. We intend to leverage on this as a significant source of funds for our aggressive WLANPlus™ product line plans.”

Mr. Shukhman continued, “For the past three years, Metalink has been developing its breakthrough WLANPlus product, and during 2005 released its first generation chip set adhering to the emerging 802.11n high throughput Wi-Fi standard.  At the January Consumer Electronics Show (CES) in Las Vegas, we were encouraged to see our partner, a leading global consumer electronics manufacturer, become the first to demonstrate a concept Wi-Fi HDTV product based on our chip set. Metalink’s own demonstration, consisting of three MPEG-2 HDTV (equivalently, six MPEG-4) streams transmitted wirelessly at wireline quality to three different rooms, was viewed by many as a landmark in the industry.”

“We are particularly pleased by the recent unanimous adoption of the 802.11n draft, to which Metalink made a significant contribution, which paves the path towards an expected ratification of the standard at the end of 2006. The overwhelming adoption of this draft by giants of the Consumer Electronics, Computing, Networking and Cellular industries positions 802.11n as the mainstream standard for high throughput wireless networking and further validates analysts’ projections that the 802.11n chip set market will exceed $2 billion as early as 2008.”

“This immense 802.11n momentum, and the fact that we have all the pieces in place for success — working standard-draft-compliant chipsets, existing design wins, strong partnerships and next generation products already in development — makes us very optimistic regarding the prospects of our WLANPlus product line,” concluded Mr. Shukhman.

About Metalink

Metalink Ltd (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink’s WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink aims to redefine the home broadband experience by introducing WLANPlus – a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink’s DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink’s innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink’s chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta (US), South Korea, and Japan as well as offices in China. Further information is available at http://www.metalinkbb.com

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This press release contains “forward looking” information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements.  Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink’s filings with the Securities and Exchange Commission, including Metalink’s Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(Tables follow)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(U.S. dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents	$7,134	$12,239
Short-term investments	20,142	16,191
Trade accounts receivable	2,880	4,228
Other receivables	1,498	2,201
Prepaid expenses	695	801
Inventories	4,250	4,861
Total current assets	36,599	40,521

Long-term investments	10,589	22,639

Severance pay fund	1,802	1,897

Property and equipment, net	3,863	4,746
	$52,853	$69,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$1,639	$2,323
Other payables and accrued expenses	3,862	4,354
Total current liabilities	5,501	6,677

Accrued severance pay	2,747	2,836

Shareholders’ equity
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding – 20,358,373 and 20,174,748 shares as of December 31, 2005 and 2004, respectively)	607	603

Additional paid-in capital	130,810	130,134
Deferred stock compensation	(6)	(20)
Accumulated other comprehensive loss	(228)	(137)
Accumulated deficit	(76,693)	(60,405)
	54,490	70,175
Treasury stock, at cost; 898,500 as of
December 31, 2005 and 2004	(9,885)	(9,885)
Total shareholders’ equity	44,605	60,290
	$52,853	$69,803

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(Unaudited)
	(U.S. dollars in thousands, except share and per share data)

Revenues	$4,447	$5,695	$14,529	$22,112

Cost of revenues:
Costs and expenses	1,996	3,157	6,938	11,637
Royalties to the Government of Israel	117	184	392	648
Total cost of revenues	2,113	3,341	7,330	12,285

Gross profit	2,334	2,354	7,199	9,827

Operating expenses:
Gross research and development	4,808	5,313	20,117	18,950
Less - Royalty bearing and other grants	872	1,460	3,477	4,083
Research and development, net	3,936	3,853	16,640	14,867

Selling and marketing	1,186	1,867	5,765	6,566
General and administrative	459	663	2,254	2,471
Non-cash compensation	2	14	17	206
Total operating expenses	5,583	6,397	24,676	24,110

Operating loss	(3,249)	(4,043)	(17,477)	(14,283)

Financial income, net	308	316	1,189	1,352

Net loss	$(2,941)	$(3,727)	$(16,288)	$(12,931)

Loss per ordinary share:
Basic	$(0.15)	$(0.19)	$(0.84)	$(0.68)
Diluted	$(0.15)	$(0.19)	$(0.84)	$(0.68)

Shares used in computing loss per ordinary share:
Basic	19,440,086	19,258,552	19,350,625	19,140,706
Diluted	19,440,086	19,258,552	19,350,625	19,140,706